EXHIBIT 11

Flagstar Bancorp, Inc.
Computation of Net Earnings per Share

Net earnings per share — basic and net earnings per share — diluted are computed by dividing this amount by the weighted average number of common stock and common stock equivalents outstanding during the period, respectively.

	For the quarter		For the six months
	ended June 30,		ended June 30,
	2002	2001	2002	2001

	(In thousands, except share data)
Net Earnings	$26,418	$17,496	$51,941	$29,393
Average common shares outstanding	29,187	27,396	29,003	27,210
Net earnings per share – basic	$0.90	$0.65	$1.79	$1.10
Average common share equivalents outstanding	31,207	29,418	30,896	29,343
Net earnings per share – diluted	$0.85	$0.60	$1.68	$1.01

The data provided herein has been adjusted for the 3 for 2 stock split which was announced on May 2, 2002 and completed on May 31, 2002.

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